

ONE FOR ALL
LUDLOW KENTUCKY
BIRCUS
BREWING COMPANY

BIRCUS CF OFFERING 2021



12 BEERS ON TAP
DRY IRISH STOUT
AMERICAN PALE ALE
BELGIAN BLONDE
BRUT IPA W/APRICOT
BARREL AGED SOUR BROWN
KOLSCH
BELGIAN TRIPEL
LIGHT AMERICAN ALE
I.P.A.
BIRCUS



LIVE ENTERTAINMENT
LUDLOW
LIVE MUSIC
INTERNATIONAL
& LOCAL CIRCUS ACTS
BIRCUS
ONE OF A KIND
CRAFT BEER
WOOD FIRED PIZZA



WOOD FIRED PIZZA


LUDLOW
LUDLOW
CELEBRATING 12 YEARS
WEDNESDAY ALL DAY
CINCY BRASS BAND
BIRCUS
4 YEARS MAKING BEER
SPECIAL BARREL &
BOTTLE RELEASE
COMING SOON:
OPEN



12 YEARS OF DESTINATION CREATION




LUDLOW

BIRCUS BREWING CO. EXPANSION PLANS 2021-22

IMAGINE A CIRCUS THEMED BREWERY

* 2013, Sold first beer purchased from distribution

* 2014 Launched events sales

* 2015 License "Bircus" concept from Belgium Gourmet Renee now dba Bircus Brewing Co.

* 2016 Bircus was first brewery to launch Reg A+ Filing.

* Secure Kentucky Angel Investment Act as Qualified Small Business.

* 2017 Sign with Chas. Seligman Distributing. Opened 25 seat tasting room

* 2018 Open Historic Ludlow Theatre/ Brewery 360 person capacity







© 2017 Point & Click Studio

Sean Gregor, First Brewer
Ryan Fardo, StrongMANager
Paul Hallinan Miller, Chief Goof-Officer

THE GREATEST SHOW ON EARTH

* National Yelp Blog: <u>Will Travel For Beer: 6 Beer Experiences Worth Traveling For</u> "Bircus is definitely doing something unique. If you haven't figured it out by their name, the brewery is circus influenced and will have tons of entertainment on a daily basis (think sweet DJs, aerial artists, fire spinning and more!). Not only does Bircus put on a good show, but the beer is also a show-stopper." –Yelper Megan B

* 2019 Add simple tacos, burgers and sausages

* 2019 Begin Distribution into Ohio with 17th Star Distributing

* Continue unique circus act, wrestling, stand up comedy and even <u>Adriadne auf Ludlow, a Beerhall Opera</u> (Sold out run)

* Create Ta-Da Opportunity Fund with key investors, secure 1.7 acre site in Ludlow, KY's OpZone for brewing expansion. Make critical deadline securing 2018/19 cap gains clawback provision for future growth brewing site. <u>KYOZ.org</u>



2020, THRIVING DURING COVID



* 2020 amidst a global pandemic pivoted, contract canned onsite, built beer garden (In KY bars, breweries and distilleries were not allowed to open until July 1. Gourmet Renee/Bircus Brewing CO. had a food permit and was considered a restaurant.)

* Collaborated with Chef Michael Cusumano of GW Marriott in Venice Italy to start Bircus Pizzas, and built a wood fired oven. insert Food / Beer Sales DATA

* Secured critical PPP funding and forgiveness earned Employee Retention Tax Credit

* Hosted National Campaigns for both Democratic and Republican Parties

* Operated at >50% capacity when government permitted

* 2020 Sales of $383,043 up from $277,864



2021
BALANCING ACT

* Added indoor pickleball court

* Purchase own canning line allowing us to split 10 BBLs into both kegs and cans.

* Host Weddings with custom beers, custom labels both on and offsite.

* Hire Stephanie Gruber as GM of Bar/Kitchen Ops. Steph, has 25 years of corporate and creative F&B experience

* Hired new Head Brewer, JD Angell, with extensive experience MillerCoors, White Labs, and inaugural brewer of Windmills Craftworks in Bangalore, India. After 4.5 years, Sean Gregor heads back to his family's Church Street Brewing outside Chicago where they make more beer in a week than we do in 6 months.

* Crush weekly sales record with CityBeat Cincinnati's Burger week $22K gross

* After 4 years of lobbying in capital with the KY Guild of Brewers secure self distribution rights



© 2018 Point & Click Studio

2021, BIRCUS 2.0 4X SALES PROJECTED



* Opened second location in Covington 40 W. 7th Street across the street from the largest brewery in NKY and high traffic downtown location.

* This satellite brewery has a full production pizza kitchen and was opened in November 2021

* Forecasting >4x sales overall from 2020

Our 2021 expansion into Covington aims to offer a taste of our beer & pizza, as we live stream events on a 85 inch TV.

Just 2.9 miles from the Big Top at the Historic Ludlow Theatre.



Bircus Brewing, North South Baking team up in new Pike Street location in Covington

Oct 31st, 2021 · 0 Comment



North South's successful pastry business has outgrown the facilities at the Incubator Kitchen Collective in Newport, where it has been popping out wholesale pastries for local cafes and Farmers' Markets across the Tri-State Area for four years.

Enter Paul Miller, Chief Goof-Officer of Ludlow's Bircus Brewery and general Ludlow aficionado-at-large. In 2016, Bircus Brewing Co. opened at the Historic Ludlow Theatre. Bircus has distributed beer in three states since then, and has welcomed over a million people to its home on Elm St. in Ludlow.

"Last year, in the midst of a pandemic, we imported some talent… Michael Cusumano flew in from Italy to help us launch the Bircus Pizzeria/Supper Club," says Miller, grateful for Bircus' continued growth and success. "For 11 months we've been firing up our wood fired oven in Ludlow."



Kate Ncyz

2023 BIRCUS BREWING OZF

* LATE 2022/2023 OUR PRODUCTION MOVES TO 2-14 HIGHWAY AVE, IN AN OPPORTUNITY ZONE

* SIGNIFICANT CAPITAL GAINS TREATMENT UPON EXIT. IN 2029 GOAL/EXIT IN AN E.S.O.P. TO KEY STAFF

* KENTUCKY CURRENTLY ALLOWS UP TO 2,500 BARRELS FOR SELF DISTRIBUTION

* EXPANDED SALES TEAM AND VEHICLES TO MEET THIS CAPABILITY

2-14 HIGHWAY AVE IS ZONED FOR INDUSTRIAL USE (BREWING)

GROUNDS EXPANSION WILL INCREASE EVENTS SPACE REVENUES

LOCATION LOCATION LOCATION







BIRCUS CINCY 3.0

In 2022-2023, **Bircus Cincinnati** will develop the first 2 floors of 607 Main St. in the central business district of downtown Cincinnati.

This site is currently under contract fto purchase for $975,000. Our goal is to deliver the Bircus experience to the theater & entertainment district event. It's located on the the same block as the Aronoff Center, and top restaurants Bocca, Sotto and Nada, and blocks from the Reds, Bengals, and FC Cincinnati MLS stadiums.

The Cincinnati & Northern Kentucky region will now Bircus on both sides of the river. We will leverage the Brewery & Distilling Tour Bus giving us acces to hundreds of thousands of incremental customers.

Nearby, an $81,000,000 boutique hotel development was announced for the Gywnne Building, Proctor & Gambles former HQ

607 Main will qualify for Ohio Jobs Tax Credits, and will apply for both State & Federal Historic Tax Credits (May be syndicated) as well as PACE Financing.

Chief Goof Officer Miller has already proven the ability to develop historic buildings with its 1.0 Ludlow Theatre location, 2.0 Covington, KY, and soon with 3.0 Downtown Cincy.

607 Main is just 4.1 miles from the Big Top Experience in Ludlow.